FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the New York Stock Exchange dated October 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 24, 2008	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary

Mehernosh Kapadia
General Manager & Joint Company Secretary

October 23, 2008

The New York Stock Exchange, Inc.
20, Broad Street, 17th Floor
New York
New York 10005
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited  (the `Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated October 23, 2008 in connection with following news release –

“ICICI Bank has repaid USD 300 million of notes that matured on October 22, 2008.  The amount has been paid to the trustee and paying agent and the notes are being extinguished.”

This is for your information and necessary action.

Yours faithfully,

Mehernosh Kapadia